UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Symbotic Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

87151X101

(CUSIP Number)

SB Global Advisers Limited

Attn: Stephen Lam

69 Grosvenor St

Mayfair, London W1K 3JP

+44 0207 629 0431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87151X101	13D	Page 1 of 17 pages

1	Names of Reporting Persons SVF II SPAC Investment 3 (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 33.2%
14	Type of Reporting Person OO

CUSIP No. 87151X101	13D	Page 2 of 17 pages

1	Names of Reporting Persons SVF II Holdings (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 33.2%
14	Type of Reporting Person OO

CUSIP No. 87151X101	13D	Page 3 of 17 pages

1	Names of Reporting Persons SVF II Aggregator (Jersey) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 33.2%
14	Type of Reporting Person PN

CUSIP No. 87151X101	13D	Page 4 of 17 pages

1	Names of Reporting Persons SoftBank Vision Fund II-2 L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 33.2%
14	Type of Reporting Person PN

CUSIP No. 87151X101	13D	Page 5 of 17 pages

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 20,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 33.2%
14	Type of Reporting Person CO

CUSIP No. 87151X101	13D	Page 6 of 17 pages

1	Names of Reporting Persons SB Northstar LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.3%
14	Type of Reporting Person PN

CUSIP No. 87151X101	13D	Page 7 of 17 pages

1	Names of Reporting Persons SB Northstar GP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.3%
14	Type of Reporting Person PN

CUSIP No. 87151X101	13D	Page 8 of 17 pages

1	Names of Reporting Persons SoftBank Group Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 22,000,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.5%
14	Type of Reporting Person CO

CUSIP No. 87151X101	13D	Page 9 of 17 pages

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 17, 2022 (as amended to date, the “Schedule 13D”) with respect to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Symbotic Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

SVF II SPAC Investment 3 (DE) LLC

SVF II Holdings (DE) LLC

SVF II Aggregator (Jersey) L.P.

SoftBank Vision Fund II-2 L.P.

SB Global Advisers Limited (“SBGA”)

SB Northstar LP

SB Northstar GP

SoftBank Group Corp. (“SoftBank”)

Each of SVF II SPAC Investment 3 (DE) LLC and SVF II Holdings (DE) LLC is organized under the laws of the State of Delaware. Each of SVF II Aggregator (Jersey) L.P. and SoftBank Vision Fund II-2 L.P. is organized under the laws of Jersey. SBGA is organized under the laws of England and Wales. Each of SB Northstar GP and SB Northstar LP is organized under the laws of the Cayman Islands. SoftBank is organized under the laws of Japan.

The business address of each of SVF II SPAC Investment 3 (DE) LLC and SVF II Holdings (DE) LLC is 251 Little Falls Drive, Wilmington, DE 19808. The business address of SVF II Aggregator (Jersey) L.P. and SoftBank Vision Fund II-2 L.P. is Crestbridge Limited, 47 Esplanade, St. Helier, Jersey, JE1 0BD. The business address of SBGA is 69 Grosvenor Street, Mayfair, London W1K 3JP, England, United Kingdom. The business address of each of SB Northstar GP and SB Northstar LP is c/o Walkers, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008. The business address of SoftBank is 1-7-1, Kaigan, Minato-ku Tokyo 105-7537 Japan. Each of the Reporting Persons is principally engaged in the business of investments in securities.

The directors of SBGA and the directors and executive officers of SoftBank are set forth in Schedule A to this Schedule 13D (collectively, the “Related Persons”).

During the last five years, none of the Reporting Persons or Related Persons (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 87151X101	13D	Page 10 of 17 pages

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

SB Northstar LP Acquisition of Shares in Business Combination

In connection with the Business Combination, each share of SVF 3’s Class A ordinary shares (the “Class A Ordinary Shares”) were automatically cancelled and converted into one share of the Issuer’s Class A Common Stock. As a result, on June 7, 2022, SB Northstar LP’s (formerly known as SB Management Limited) 2,000,000 Class A Ordinary Shares were automatically cancelled and converted into 2,000,000 shares of Class A Common Stock.

Internal Restructuring

As a result of an internal restructuring on April 1, 2023, SoftBank may be deemed to share beneficial ownership of the securities reported herein.

CUSIP No. 87151X101	13D	Page 11 of 17 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 60,197,285 shares of Class A Common Stock outstanding as of February 1, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 3, 2023:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SVF II SPAC Investment 3 (DE) LLC	20,000,000	33.2%	0	20,000,000	0	20,000,000
SVF II Holdings (DE) LLC	20,000,000	33.2%	0	20,000,000	0	20,000,000
SVF II Aggregator (Jersey) L.P.	20,000,000	33.2%	0	20,000,000	0	20,000,000
SoftBank Vision Fund II-2 L.P.	20,000,000	33.2%	0	20,000,000	0	20,000,000
SB Global Advisers Limited	20,000,000	33.2%	0	20,000,000	0	20,000,000
SB Northstar LP	2,000,000	3.3%	0	2,000,000	0	2,000,000
SB Northstar GP	2,000,000	3.3%	0	2,000,000	0	2,000,000
SoftBank Group Corp.	22,000,000	36.5%	0	22,000,000	0	22,000,000

SVF II SPAC Investment 3 (DE) LLC is the record holder of 20,000,000 shares of Class A Common Stock. SB Northstar LP is the record holder of 2,000,000 shares of Class A Common Stock.

SoftBank, which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SBGA, which has been appointed as manager and is exclusively responsible for making final decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments, including as held by SVF II SPAC Investment 3 (DE) LLC. SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II SPAC Investment 3 (DE) LLC. SoftBank is the parent company of SB Northstar GP, which is the general partner of SB Northstar LP. As a result of these relationships, each of the foregoing entities may be deemed to share beneficial ownership of the securities reported herein.

(c) During the past 60 days, none of the Reporting Persons or Related Persons has effected any transactions in the Class A Common Stock.

CUSIP No. 87151X101	13D	Page 12 of 17 pages

(d) None.

(e) Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description

1	Joint Filing Agreement.

CUSIP No. 87151X101	13D	Page 13 of 17 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2023

SVF II SPAC Investment 3 (DE) LLC

By:	/s/ Jonathan Duckles
Name: Jonathan Duckles
Title: Director

SVF II Holdings (DE) LLC

By:	/s/ Jonathan Duckles
Name: Jonathan Duckles
Title: Director

SVF II Aggregator (Jersey) L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name: Alex Clavel
Title: Director

SoftBank Vision Fund II-2 L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Alex Clavel
Name: Alex Clavel
Title: Director

SB Global Advisers Limited

By:	/s/ Alex Clavel
Name: Alex Clavel
Title: Director

SB Northstar LP
By : SB Northstar GP, its General Partner

By:	/s/ Stephen Lam
Name: Stephen Lam
Title: Director

CUSIP No. 87151X101	13D	Page 14 of 17 pages

SB Northstar GP

By:	/s/ Stephen Lam
Name: Stephen Lam
Title: Director

SoftBank Group Corp.

By:	/s/ Yuko Yamamoto
Name: Yuko Yamamoto
Title: Head of Corporate Legal Department

CUSIP No. 87151X101	13D	Page 15 of 17 pages

Schedule A

Set forth below is a list of each executive officer and director of SB Global Advisers Limited and SoftBank Group Corp., including the name, citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each individual.

SB GLOBAL ADVISERS LIMITED

Name and Citizenship	Present Principal Occupation (principal business of employer)	Business Address
Alex Clavel, a citizen of the United States	Board Director and Executive Committee member of SB Global Advisers Limited and Board Director of SoftBank Group Capital Limited and Board Director, Chief Executive Officer and President of SB Group US, Inc.	69 Grosvenor Street, London, United Kingdom W1K 3JP 430 Park Avenue, 16th Floor New York, NY 10022, United States

Yoshimitsu Goto, a citizen of Japan	Board Director of SB Global Advisers Limited and Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp.	69 Grosvenor Street, London, United Kingdom W1K 3JP SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Navneet Govil, a citizen of the United States	Board Director and Executive Committee Member of SB Global Advisers Limited, Board Director of SB Global Advisers (US) Inc., and CFO of the SoftBank Investment Advisers Group	69 Grosvenor Street, London, United Kingdom W1K 3JP 1 Circle Star Way, San Carlos, CA 94070, United States

Timothy A. Mackey, a citizen of New Zealand	Board Director of SB Global Advisers Limited and Corporate Officer, CLO & GCO of SoftBank Group Corp.	69 Grosvenor Street, London, United Kingdom W1K 3JP SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Gyu Hak Moon, a citizen of South Korea	Board Director and Executive Committee member of SB Global Advisers Limited	69 Grosvenor Street, London, United Kingdom W1K 3JP 138 Market Street, #27-01A, CapitaGreen Building, Singapore 048946

SOFTBANK GROUP CORP.

Name and Citizenship	Present Principal Occupation (principal business of employer)	Business Address
Masayoshi Son*, a citizen of Japan	Representative Director, Corporate Officer, Chairman & CEO of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

CUSIP No. 87151X101	13D	Page 16 of 17 pages

Yoshimitsu Goto*, a citizen of Japan	Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Ken Miyauchi*, a citizen of Japan	Board Director of SoftBank Group Corp.; Director & Chairman, SoftBank Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Kentaro Kawabe*, a citizen of Japan	Board Director of SoftBank Group Corp.; Chairperson and Representative Director, Z Holdings Corporation; Executive Director, ZOZO, Inc.; Board Director, SoftBank Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Keiko Erikawa*, a citizen of Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Chairman Emeritus (Director), KOEI TECMO GAMES CO., LTD; Board Director, KOEI TECMO EUROPE LIMITED; Chairman (Representative Director), KOEI TECMO HOLDINGS CO., LTD.; Director, Foundation for the Fusion Of Science and Technology	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

David Chao*, a citizen of Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Co-Founder and General Partner, DCM Ventures	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Masami Iijima*, a citizen of Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Director, Ricoh Company, Ltd.; Director, Isetan Mitsukoshi Holdings Ltd.; Counsellor, Bank of Japan; Counselor, MITSUI & CO., LTD.; Director, Takeda Pharmaceutical Company Limited	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan MITSUI & CO., LTD. 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631 Japan

Yutaka Matsuo*, a citizen of Japan	External Board Director, Independent Officer of SoftBank Group Corp. and Professor, Graduate School of Engineering at the University of Tokyo	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Kenneth A. Siegel*, a citizen of the United States of America	External Board Director of SoftBank Group Corp.; Board Director, Member of Executive Committee, Morrison & Foerster LLP	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, Japan 100-6529

CUSIP No. 87151X101	13D	Page 17 of 17 pages

Soichiro Uno**, a citizen of Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu; Director at Dream Incubator Inc.; and Director at TERUMO CORPORATION	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Yuji Nakata**, a citizen of Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Maurice Atsushi Toyama**, a citizen of the United States of America	External Audit & Supervisory Board Member of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Keiichi Otsuka**, a citizen of Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Director, Shizuoka Bank (Europe) S.A.; Representative of Otsuka CPA Office; Audit & Supervisory Board Member, TBK Co., Ltd.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Kazuko Kimiwada, a citizen of Japan	Corporate Officer, Senior Vice President of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Timothy A. Mackey, a citizen of New Zealand	Corporate Officer, CLO & GCO of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Seiichi Morooka, a citizen of Japan	Corporate Officer of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

*	Director
**	Corporate Auditor